EXHIBIT 99.1

Aura Minerals Announces USD 200 Million Syndicated Loan Facility

ROAD TOWN, British Virgin Islands, Sept. 18, 2026 (GLOBE NEWSWIRE) -- Aura Minerals Inc. ("Aura Minerals" or the "Company" or the "Borrower") (NASDAQ: AUGO | B3: AURA33) announced today that it has entered into a syndicated loan facility (the "Loan"), in the aggregate principal amount of US$ 200,000,000.00 (two hundred million dollars), as borrower at the holding company level.

Citigroup Global Markets Inc. ("Citi") and Itaú BBA Assessoria Financeira S.A., acted as joint lead arrangers and bookrunners for the Loan.

The Loan will bear interest at a rate of SOFR + 2.70% per year with two years grace period and maturity of 5 years. The Company intends to use the net proceeds to finance the Borrower’s (or any of its subsidiaries’) payments to suppliers and/or to finance the prepayment of its costs of producing and selling its goods.

Rodrigo Barbosa, CEO and President, commented: "We are pleased to announce this USD 200 million syndicated loan facility, a further step in strengthening Aura's capital structure and extending our financial flexibility as we keep increasing our production towards our target of producing over 600k GEO per year in the medium term, including the ongoing construction of Era Dorada and expansion of production capacity at Almas and the expected expansion of Borborema. Securing this Loan at a SOFR + 2.70% reflects our operational momentum, robust cash generation and disciplined growth strategy. At Aura, our approach to capital allocation remains balanced and consistent — combining prudent liability management with continued investment in our growth pipeline, while maintaining the financial discipline that has defined our track record. This transaction further diversifies our funding sources and supports the current phase of value creation for our shareholders under the Aura 360 culture."

About Aura 360° Mining

Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.

Aura is a company focused on the development and operation of gold and base metal projects in the Americas. The Company's six operating assets include Minosa gold mine in Honduras; Almas, Apoena, Borborema and MSG gold mines in Brazil; and Aranzazu, a copper, gold, and silver mine in Mexico. Additionally, the Company owns Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and two projects in Brazil: Matupá, which is under development; and the Carajás copper project in the Carajás region, in the exploration phase.

For further information, please visit Aura’s website at www.auraminerals.com or contact:

Investor Relations

ri@auraminerals.com